Exhibit 99.1
trivago N.V.
Extraordinary General Meeting of Shareholders
November 1, 2023 - 3:00 p.m. CEST

Voting Results

Resolution	For	Against	Abstain
Distribution from the Company's distributable reserves	2,120,730,746	277,744	163,714